Exhibit A

2010 versus 2009

Cost of Sales and Selling and Administrative Expense

(Dollars in millions)	2010	2009
Operating expenses	$9,836	$9,806
% change compared with prior period	—%	(19)%
Cost of sales	$8,605	$8,468
% change compared with prior period	2%	(20)%
Gross margin as a percentage of Manufacturing revenues	16.5%	16.5%
Selling and administrative expenses	$1,231	$1,338
% change compared with prior period	(8)%	(16)%

Manufacturing cost of sales and selling and administrative expenses together comprise our operating expenses.  Consolidated operating expenses were $9.8 billion in both 2010 and 2009 as higher manufacturing cost of sales, primarily related to volume changes were offset by lower selling and administrative expense.  Changes in operating expenses are more fully discussed in our Segment Analysis below.

Consolidated manufacturing cost of sales as a percentage of Manufacturing revenues remained flat at 83.5% in 2010 and 2009.  On a dollar basis, consolidated cost of sales increased $137 million, 2%, in 2010, compared with 2009, principally due to higher net sales volume changes in the Industrial, Bell and Cessna segments described above.  We experienced cost inflation of $176 million on a consolidated basis for our commercial business, primarily related to manufacturing costs.   In 2010, our total pension cost was approximately $55 million higher, primarily due to an increase in the amortization of net losses from prior periods and the impact of lower expected return on plan assets.  The remainder of the inflation represented primarily material cost increases of $50 million and wage inflation of approximately $45 million, including temporary wage reductions made in 2009 in that were restored in 2010.  Cost inflation was partially offset by $73 million in program performance, primarily attributable to positive V-22 and H-1 program adjustments as discussed in the Bell segment.

On a consolidated basis, selling and administrative expense decreased $107 million, 8%, to $1.2 billion in 2010, compared with 2009, primarily due to $41 million in lower expenses in the Finance segment reflecting lower compensation and related costs due to headcount reductions associated with its exit from the non-captive commercial finance business, $39 million of lower commissions primarily resulting from lower Cessna sales volume, and $27 million lower corporate expenses.

Segment Analysis

We operate in, and report financial information for, the following five business segments: Cessna, Bell, Textron Systems, Industrial and Finance.  Segment profit is an important measure used for evaluating performance and for decision-making purposes.  Segment profit for the manufacturing segments excludes interest expense, certain corporate expenses and special charges.  The measurement for the Finance segment includes interest income and expense and excludes special charges.

In our discussion of comparative results for the Manufacturing group, changes in revenue and segment profit typically are expressed for our commercial business in terms of volume, pricing, foreign exchange and acquisitions.  Additionally, changes in segment profit may be expressed in terms of mix, inflation and cost performance.  Volume changes in revenue represents increases/decreases in the number of units delivered or services provided.  Pricing represents changes in unit pricing.  Foreign exchange is the change resulting from translating foreign-denominated amounts into U.S. dollars at exchange rates that are different from the prior period.  Acquisitions refer to the results generated from businesses that were acquired within the previous 12 months.  For segment profit, mix represents a change due to the composition of products and/or services sold at different profit margins.  Inflation represents higher material, wages, benefits, pension or other costs.  Cost performance reflects an increase or decrease in research and development, depreciation, selling and administrative costs, warranty, product liability, quality/scrap, labor efficiency, overhead, product line profitability, start-up, ramp-up and cost-reduction initiatives or other manufacturing inputs.

Approximately 34% of our revenues are derived from contracts with the U.S. Government.  For our segments that have significant contracts with the U.S. Government, we typically express changes in segment profit related to the government business in terms of volume, changes in program performance or changes in contract mix.  Changes in volume that are discussed in net sales typically drive corresponding changes in our segment profit based on the profit rate for a particular contract. Changes in program performance typically relate to profit recognition associated with revisions to total estimated costs at completion that reflect improved or deteriorated operating performance or award fee rates. Changes in contract mix refer to changes in operating margin due to a change in the relative volume of contracts with higher or lower fee rates such that the overall average margin rate for the segment changes.

Cessna

(Dollars in millions)	2010	2009
Revenues	$2,563	$3,320	(23)%
Operating expenses	2,592	3,172	(18)%
Gain on sale of assets	—	50	(100)%
Segment profit (loss)	(29)	198	(115)%
Segment profit margin	(1)%	6%
Backlog	$2,928	$4,893	(40)%

2010 versus 2009
Factors contributing to the 2010 year-over-year revenue change are provided below:

(In millions)	2010 versus 2009
Volume	$(798)
Other	41
Total change	$(757)

Cessna’s revenues decreased $757 million, 23%, in 2010, compared with 2009, primarily due to lower volume of business jets, reflecting the continued downturn in the business jet market attributable to the economic recession.  We delivered 179 Citation business jets in 2010 versus 289 jets in 2009.  Increased aircraft utilization and our investment in additional service capacity during 2010 contributed to increased aftermarket volume as Cessna’s aftermarket revenues increased by $80 million, 14%, from 2009.  Cessna’s aftermarket revenues represented 26%, 18% and 13% of segment revenue in 2010, 2009 and 2008, respectively.

Factors contributing to 2010 year-over-year segment profit change are provided below:

(In millions)	2010 versus 2009
Volume	$(253)
Performance	95
Inflation, net of pricing	(19)
Sale of CESCOM assets	(50)
Total change	$(227)

Cessna’s segment profit decreased $227 million, 115%, in 2010, compared with 2009, due to the $253 million impact from lower volume, a nonrecurring $50 million gain on the 2009 sale of CESCOM assets and $19 million of inflation, net of higher pricing, partially offset by improved  performance of $95 million.  The improved performance included the following:

•	Lower engineering, selling and administrative expenses of $57 million primarily related to headcount reductions related to the restructuring program;
•	Lower inventory reserves and pre-owned aircraft write-downs of $48 million, largely due to the significant charges taken in 2009 related to the rapidly declining economic environment at the time and the subsequent relative stabilization in 2010; and
•	Lower tooling costs of $19 million.

These improvements were partially offset by lower deposit forfeiture income of $49 million due to fewer order cancellations in 2010.

Cessna’s operating expenses decreased 18% in 2010, compared with 2009, largely due to a $370 million decline in direct material and labor costs, a $62 million reduction in manufacturing overhead, and $39 million in lower commission expenses, all of which were lower principally as a result of the reduced volume.  As discussed above, lower engineering, selling and administrative expenses, inventory reserves and used aircraft write-downs, and lower tooling costs were partially offset by lower deposit forfeiture income.

Industrial

(Dollars in millions)	2010	2009
Revenues:
Fuel systems and functional components	$1,640	$1,287	27%
Other industrial	884	791	12%
Total revenues	2,524	2,078	21%
Operating expenses	2,362	2,051	15%
Segment profit	162	27	500%
Profit margin	6%	1%

2010 versus 2009
Factors contributing to the 2010 year-over-year revenue change are provided below:

(In millions)	2010 versus 2009
Volume	$473
Foreign exchange	(34)
Other	7
Total change	$446

Sales of fuel systems and functional components increased 27% in 2010 from 2009 primarily due to higher volume reflecting improvements in the automotive industry, partially offset by a $19 million impact due to unfavorable foreign exchange fluctuations, largely related to the euro.   Other industrial revenues increased 12% due to higher volume, partially offset by an unfavorable foreign exchange impact of $15 million, largely due to fluctuations with the euro.

Factors contributing to 2010 year-over-year segment profit change are provided below:

(In millions)	2010 versus 2009
Volume	$127
Performance	76
Inflation, net of pricing	(59)
Other	(9)
Total change	$135

Industrial segment profit increased $135 million, 500%, in 2010, compared with 2009, primarily due to the $127 million impact from higher volume and $76 million in improved cost performance, partially offset by inflation in excess of higher pricing of $59 million.  The improved cost performance in 2010 was largely due to the significant efforts made in 2009 to reduce costs through workforce reductions and other initiatives, along with improved manufacturing leverage due to higher volume.

The Industrial segment’s operating expenses increased $311 million, 15%, in 2010, compared with 2009. The increase was largely due to $310 million in higher material and labor costs and higher manufacturing overhead of $19 million, resulting from higher sales volumes and inflation of $67 million, offset by performance of $76 million.  Cost inflation primarily reflected higher material costs and wages, including the impact of temporary wage reductions made in 2009 that were restored in 2010.  Improved cost performance was largely due to the significant efforts made in 2009 to reduce costs through workforce reductions and other initiatives.